07024013

Exemption
82-34899

SUPPL

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May ____, 2007

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

G:\062118\0001\Financial Statements\2007\Q1\Interim Certificate (CEO).doc

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Alan MacDonald, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May ____, 2007

Alan MacDonald
Chief Financial Officer and Corporate Secretary
Rockyview Energy Inc.

Exemption
82-34899

Rockyview Energy


Q1 2007
TSX: RVE

For the three months ended March 31, 2007

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three months ended March 31, 2007.

HIGHLIGHTS

The highlight of the first quarter was the completion of a successful shallow gas drilling program in the Company's core areas. Rockyview drilled 29 (21.6 net) wells during the quarter, resulting in 22 (16.9 net) Horseshoe Canyon gas wells, 5 (4.0 net) cased or completed gas wells and 2 (0.7 net) wells dry and abandoned. The result of this drilling program was the addition of approximately 450 boe per day of tested production awaiting tie-in. The tie-ins were initially delayed in March due to an earlier than normal spring break-up, which has extended to the beginning of May. Pipelining and tie-ins on the successful wells commenced May 2, 2007, and should all be completed by the end of the second quarter, approximately 4-6 weeks behind schedule.

Capital expenditures during the first quarter amounted to $9.27 million, comprising $8.18 million on drilling and completions, $0.64 million on equipment and $0.45 million on land and seismic. Our focus during the quarter was to complete the first phase of our 2007 drilling program prior to spring break-up. Specifically, our activity in the first quarter was concentrated in our core areas as follows:

Central Alberta

- Drilled and completed 22 (16.9 net) Horseshoe Canyon CBM gas wells.
- Re-completed 8 (5.7 net) Horseshoe Canyon CBM gas wells.
- Drilled 2 (1.5 net) Ellerslie natural gas wells.

Western Alberta

- Drilled and completed 2 (2.0 net) Nordegg/Mannville gas wells.

Peace River Arch

- Drilled and completed one (0.5 net) Triassic gas well.
- Re-completed 1 (0.3 net) Gething gas well.
- Drilled and abandoned 2 (0.7 net) wells.

With the tie-ins from the first quarter drilling scheduled for the second quarter of 2007, there were no new production volumes added during the first quarter.

With a successful first quarter drilling program, a stronger natural gas price environment and an active natural gas price hedging program, the Company has increased its 2007 capital budget to $25 million. Rockyview is very bullish on the long-term prospects for natural gas and is committed to drilling its identified locations and adding to its prospect inventory. During the first quarter, Rockyview entered into a multi-section farm-in agreement in its Central Alberta core area, pursuant to which it

re-completed two wells in the Horseshoe Canyon coals to earn four sections of land. This has set up 10 incremental drilling locations that efficiently fit within current drilling plans. Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $46 million. Under appropriate circumstances, equity may also be considered.

Rockyview has a two to three year drilling inventory comprised of low-risk shallow gas prospects and high impact exploration plays and intends to allocate an increasing amount of human and financial resources in expanding its exploration initiatives, with a commitment to increasing shareholder value through prudent management and by cost effectively growing reserves and production per share year over year.

"signed"
Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended March 31, 2007	Three months ended March 31, 2006
FINANCIAL ($)		
Revenue before royalties	10,166,075	7,954,079
Net income (loss)	(673,944)	(80,297)
Per share - basic	(0.03)	(0.00)
Per share - diluted	(0.03)	(0.00)
Funds flow from operations	5,082,421	3,856,439
Per share - basic	0.21	0.21
Per share - diluted	0.21	0.20
Total assets	151,060,967	145,343,833
Working capital (deficiency) [(1)]	(2,465,633)	(5,575,759)
Bank loan	26,000,000	20,000,000
Capital asset acquisitions, net of dispositions	–	67,279,786
Capital expenditures	9,267,608	9,174,940
Market		
Shares outstanding		
End of period	24,364,378	19,492,478
Weighted average - basic	24,364,378	18,581,144
Weighted average - diluted	24,364,378	18,841,723
OPERATIONS		
Average daily production		
Natural gas (mcf/d)	13,755	10,022
Light and medium oil (bbl/d)	61	58
NGLs (bbl/d)	57	63
Total (boe/d)	2,410	1,791
Average wellhead prices		
Natural gas ($/mcf)	7.62	7.90
Light and medium oil ($/bbl)	56.47	60.46
NGLs ($/bbl)	51.16	56.23
Average ($/boe)	46.00	48.11
Operating netback ($/boe)	27.60	27.98

[(1)] Excludes current portion of future income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 4, 2007 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2007 and the December 31, 2006 audited financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties and operating expenses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward – looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary

	Three months ended March 31, 2007	Three months ended March 31, 2006
Production - boe per day	**2,410**	1,791
Revenues	**$ 10,166,075**	$ 7,954,079
Net loss	**(673,944)**	(80,297)
Net loss per share - basic and diluted	**(0.03)**	(0.00)
Funds from operations	**5,082,421**	3,856,439
Funds from operations - basic	**0.21**	0.21
Funds from operations - diluted	**0.21**	0.20
Operating netback - per boe	**27.60**	27.98
Capital expenditures	**9,267,608**	9,174,940
Bank loan	**26,000,000**	20,000,000
Working capital (deficiency)[1]	**(2,465,633)**	(5,575,759)

[1] Excludes current portion of future income taxes

The three months ended March 31, 2007 were highlighted by a successful shallow gas drilling program that saw Rockyview drill 29 (21.6 net) wells, 22 (16.9 net) of which were completed in the Horseshoe Canyon coals. The tie-in of these wells into Rockyview's compression facilities was deferred to the second quarter to accommodate spring break-up. The Company expects to add 450 boe per day of net production from these wells by the end of the second quarter.

The Company experienced lower drilling and completion costs on its shallow gas drilling program during the first quarter, from the same costs experienced in 2006. The Company expects this lower cost structure to continue into the third quarter of 2007 when the Company will commence the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the first quarter averaged $7.26 per mcf (2006 - $7.34 per mcf) and have continued to remain strong in the futures market for the balance of 2007 and beyond. Rockyview has taken this opportunity to hedge additional natural gas volumes at prices which support its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

Average daily production volumes	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Light and medium crude oil (bbl/d)	61	58	5%
NGLs (bbl/d)	57	63	-10%
Natural gas (mcf/d)	13,755	10,022	37%
Total (boe/d)	2,410	1,791	35%
Production split			
Crude oil and NGLs	5%	7%	
Natural gas	95%	93%	

Production for the first quarter increased 35% to 2,410 boe per day from 1,791 boe per day in the same period in 2006. The increase reflects production volumes added during 2006 and the first quarter of 2007 from the Company's 2006 drilling program. Production additions from Rockyview's first quarter 2007 drilling program are expected to be added by the end of the second quarter.

The Company's production in the first quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended March 31, 2007	Three months ended March 31, 2006	% Change
Natural gas			
NYMEX ($US/mmbtu)	7.18	7.86	-9%
AECO daily spot ($Cdn/mcf)	7.26	7.34	-1%
Crude oil			
WTI ($US/bbl)	58.09	63.34	-8%
Edmonton Par ($Cdn/bbl)	67.61	69.24	-2%
Exchange rate (US$/$Cdn)	0.8535	0.8662	-1%
Average Realized Prices			
Natural gas - ($/mcf)	7.62	7.90	-4%
Crude oil - ($/bbl)	56.47	60.46	-7%
NGLs - ($/bbl)	51.16	56.23	-9%

Natural gas prices continued the increasing trend shown in the fourth quarter of 2006. The increase was fuelled by colder than normal weather, resulting in above average natural gas withdrawals from storage. At March 31, 2007, natural gas storage levels were 7% lower than the previous year.

The average natural gas price realized during the three months ended March 31, 2007 was 4% lower than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of pro-

jected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the first quarter by approximately $0.02 per mcf.

For the three months ended March 31, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 58.09 per bbl (2006 - $US 63.34) and the $US/$Cdn exchange rate averaged averaged 1.1716 ($Cdn. 0.8535).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The following contracts were entered into subsequent to March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At March 31, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007. During the first quarter of 2007, the cost of electricity averaged $63.29/MWh, resulting in a derivative loss during the period of $41,142. The unrealized fair value on this contract at March 31, 2007 is $17,820 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Natural gas	**$ 9,426,210**	$ 7,121,137	32%
Crude oil	**307,625**	315,467	-2%
NGLs	**262,186**	319,361	-18%
Royalty and other income	**170,054**	198,114	-14%
Gross oil and gas revenue	**$ 10,166,075**	$ 7,954,079	28%
Per boe	**$ 46.87**	$ 49.34	-5%

Revenues of $10.17 million ($46.87 per boe) for the three months ended March 31, 2007 (the "quarter") were 28% higher than the comparable quarter of $7.95 million ($49.34 per boe) and reflect the combination of a 5% decrease in average price realizations offset by a 35% increase in production volumes. While natural gas production volumes increased 37% from the comparable quarter last year due to drilling successes, natural gas prices declined 4% over the same period. The natural gas prices realized in the first quarter however, were 13% higher than the average natural gas price realized during calendar 2006.

ROYALTIES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Crown royalties	$ 1,597,058	$ 1,490,391	7%
Freehold royalties	143,696	101,056	42%
Overriding royalties	237,427	274,268	-13%
Total royalties	$ 1,978,181	$ 1,865,715	6%
% of oil and gas revenue	19.5%	23.5%	
Per boe	$ 9.12	$ 11.57	-21%

During the quarter ended March 31, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable period included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Operating expense	$ 2,202,613	$ 1,578,843	40%
Per boe	$ 10.15	$ 9.79	4%

Operating expenses totalled $2,202,613 for the first quarter of 2007, or $10.15 per boe, a 4% increase from the first quarter of 2006, but 8% lower than the fourth quarter of 2006. Rockyview recently implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, resulted in the reduction in operating costs from the fourth quarter of 2006. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Revenues	$ 46.87	$ 49.34	-5%
Royalties	(9.12)	(11.57)	-21%
Operating expense	(10.15)	(9.79)	4%
Operating netback	$ 27.60	$ 27.98	-1%

The operating netback for the three months ended March 31, 2007 was $27.60, 1% lower than the comparable quarter. The lower netback primarily reflects the 4% decrease in natural gas prices from the first quarter of 2006.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Revenues	$ 7.72	$ 7.94	-3%
Royalties	(1.68)	(1.98)	-15%
Operating expense	(1.82)	(1.77)	3%
Operating netback	$ 4.22	$ 4.19	1%
Coalbed methane gas ($ per mcf)			
Revenues	$ 7.39	$ 7.42	0%
Royalties	(1.20)	(1.35)	-11%
Operating expense	(1.37)	(1.02)	34%
Operating netback	$ 4.82	$ 5.05	-5%
Light and medium crude oil ($/bbl)			
Revenues	$ 56.47	$ 60.46	-7%
Royalties	(4.78)	(4.89)	-2%
Operating expense	(22.60)	(8.97)	152%
Operating netback	$ 29.09	$ 46.60	-38%
Natural gas liquids ($/bbl)			
Revenues	$ 51.16	$ 56.22	-9%
Royalties	(14.20)	(18.44)	-23%
Operating expense	-	-	0%
Operating netback	$ 36.96	$ 37.78	-2%
Royalty income ($/boe)	$ 0.78	$ 1.23	-37%
Total ($/boe)	$ 27.60	$ 27.98	-1%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
General and administrative - gross	$ 1,167,267	$ 1,136,479	3%
Capital and operating recoveries	(406,791)	(323,655)	26%
Capitalized	(278,605)	(163,452)	70%
General and administrative - net	$ 481,871	$ 649,372	-26%
Per boe	$ 2.22	$ 4.03	-45%

Gross general and administrative expenses for the three months ended March 31, 2007 totalled $1,167,267, 3% higher than the comparable quarter, and reflects the hiring of additional staff and higher compensation costs. The Company capitalized $278,605 (2006 - $163,452) of general and administrative costs associated with its exploration and development program, including $35,862 (2006 -$Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized, reflects an increasing focus on new conventional exploration and development projects. Consistent with the prior year, the Company approves and pays performance bonuses during the second quarter. The amount of the bonuses has not yet been determined and as such, no provision has been made in the first quarter results.

INTEREST EXPENSE

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Interest expense	**$ 444,271**	$ 216,190	106%
Per boe	**$ 2.05**	$ 1.34	53%

The bank loan balance at March 31, 2007 was $26.00 million, versus $20.00 million at the end of the comparable quarter in 2006.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the income statement, over the vesting period of the options.

The total stock based compensation amount for the period ended March 31, 2007 totalled $100,664 (2006 - $212,480) and reflects the granting and cancellation of 252,667 and 247,000 options respectively. Of this amount, $35,862 (2006 - $NIL) was capitalized and $64,802 (2006 - $212,480) included in general and administrative expenses.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Depletion and depreciation	**$ 6,083,206**	$ 3,606,663	69%
Accretion	**63,516**	36,074	76%
Total	**$ 6,146,722**	$ 3,642,737	69%
Per boe	**$ 28.34**	$ 22.61	25%

Depletion, depreciation and accretion per boe increased 25% and 21%, respectively, for the three months ended March 31, 2007. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $6,083,206 ($28.05 per boe), compared to $22.37 per boe in the first quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $63,516 ($0.29 per boe), compared to $0.24 per boe in the comparable period.

INCOME TAXES

	Three months ended March 31, 2007	Three months ended March 31, 2006
Future (recovery)	**$ (459,956)**	$ 81,519
Total	**$ (459,956)**	$ 81,519

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended March 31, 2007 was $5,082,421 (2006 - $3,856,439), or $0.21 per share basic and diluted (2006 - $0.21 basic; $0.20 diluted). The funds flow for the quarter reflects marginally lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes.

Net loss for the first quarter was $673,944 ($0.03 basic and diluted) , versus a net loss of $80,297 ($0.00 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007	2006				2005	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 10,166,075	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873
Net income/(loss)							
Per share - basic and diluted	(0.03)	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations							
Per share - basic	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	-	-

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

	Three months ended March 31, 2007	
Drilling Activity	**Gross**	**Net**
Conventional gas	**5.0**	**4.0**
CBM	**22.0**	**16.9**
Dry and abandoned	**2.0**	**0.7**
Total	**29.0**	**21.6**

During the first quarter of 2007, the Company drilled 22 (16.9 net) Horseshoe Canyon CBM wells in central Alberta; 2 (1.5 net) conventional Ellerslie wells in central Alberta, 2 (2.0 net) wells at Thunder and 3 (1.2 net) wells in the Peace River Arch, of which 2 (0.7 net) wells were dry holes. In addition, pursuant to a farm-in agreement, Rockyview earned 4 sections of land by re-completing 2 wells in its core central Alberta Horseshoe Canyon area.

	Three months ended March 31, 2007	Three months ended March 31, 2006
Corporate acquisition	**$ -**	$ 67,279,786
Land and lease	**368,128**	563,866
Geological and geophysical	**77,923**	126,388
Drilling and completions	**7,900,618**	3,534,898
Equipment and facilities	**639,562**	4,769,983
Capitalized administrative	**278,606**	163,452
Office	**2,771**	16,353
Net capital expenditures	**$ 9,267,608**	$ 76,454,726

In the first quarter of 2007, the Company incurred total capital expenditures of $9.27 million (2006 - $76.4 million), focussed primarily on the development of its Horseshoe Canyon prospects.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three months ended March 31 was as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Sources:		
Funds from operations	$ 5,082,421	$ 3,856,439
Issue of common shares, net of costs	-	10,005
Change in cash and cash equivalents	(173,176)	6,005,917
	$ 4,909,245	$ 9,872,361
Uses:		
Additions to property, plant & equipment	$ 9,231,746	$ 9,174,940
Corporate acquisition	-	17,487,278
Change in non-cash working capital	(3,322,501)	3,210,143
	5,909,245	29,872,361
Increase in bank debt	$ 1,000,000	$ 20,000,000

On May 1, 2007, Rockyview's banker advised the Company that its bank line was being increased to $46.0 million as part of the semi-annual borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 4, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 1,980,502 stock options with an average exercise price of $4.88 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at March 31, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended March 31, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

The Company's capital budget for 2007 was originally set at $20.0 million, with plans to drill 57 (37 net) wells. This capital budget was set with a view to increasing the budget should circumstances, such as natural gas pricing, improve.

As a result of stronger natural gas prices, successful first quarter drilling results and new drilling prospects arising from first quarter initiatives, the Company has increased its 2007 capital expenditure budget to $25.0 million. This capital program will be financed from cash flow and available lines of credit where necessary. Rockyview is encouraged by the strength in natural gas prices and by the number of firm drilling locations that the Company plans to drill in both 2007 and 2008. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET
(unaudited)

	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	$ 1,097,407	$ 924,231
Accounts receivable	9,891,462	9,161,648
Other current assets	1,454,159	1,539,265
Derivative asset	17,820	22,995
	12,460,848	11,648,139
Property, plant and equipment (note 4)	138,600,119	135,219,731
	$ 151,060,967	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,926,481	$ 10,959,272
Current portion of future income taxes	5,109,760	4,971,965
	20,036,241	15,931,237
Long-term debt (note 6)	26,000,000	25,000,000
Future income taxes	3,326,733	3,924,484
Asset retirement obligations (note 5)	3,575,398	3,316,274
	52,938,372	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,314,899	1,214,235
Retained earnings (deficit)	(12,257,158)	(11,583,214)
	98,122,595	98,695,875
	$ 151,060,967	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
REVENUE		
Petroleum and natural gas	$ 10,166,075	$ 7,954,079
Realized derivative gain (loss)	(41,142)	–
Unrealized derivative gain (loss)	(5,175)	–
Royalties expense	(1,978,181)	(1,865,715)
	8,141,577	6,088,364
EXPENSES		
Operating	2,202,613	1,578,843
General and administrative	481,871	649,372
Interest	444,271	216,190
Depletion, depreciation and accretion	6,146,722	3,642,737
	9,275,477	6,087,142
Net income (loss) before income taxes	(1,133,900)	1,222
Future income tax expense (recovery)	(459,956)	81,519
Net loss and comprehensive loss	(673,944)	(80,297)
Retained earnings (deficit), beginning of period	(11,583,214)	2,094,859
Retained earnings (deficit), end of period	$ (12,257,158)	$ 2,014,562
Net loss per share - basic and diluted (note 7)	$ (0.03)	$ (0.00)

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Cash flows from operating activities		
Net loss	$ (673,944)	$ (80,297)
Items not affecting cash		
Depletion, depreciation and accretion	6,146,722	3,642,737
Stock based compensation expense	64,802	212,480
Future income taxes (recovery)	(459,956)	81,519
Unrealized derivative loss	5,175	–
Asset retirement expenditures	(378)	–
Funds flow from operations	5,082,421	3,856,439
Net change in non-cash working capital items	681,100	264,180
Net cash provided by operating activities	5,763,521	4,120,619
Cash flow from financing activities		
Issue of shares for cash upon exercise of warrants	-	10,005
Increase in bank loan	1,000,000	11,000,000
Net cash provided from financing activities	1,000,000	11,010,005
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	–	(8,487,278)
Additions to property, plant and equipment	(9,231,746)	(9,174,940)
Changes in non-cash working capital - investing items	2,641,401	(3,210,143)
Net cash used in investing activities	(6,590,345)	(20,872,361)
Change in cash during the period	173,176	(5,741,737)
Cash and cash equivalents - beginning of period	924,231	5,948,526
Cash and cash equivalents - end of period	$ 1,097,407	$ 206,789
Supplemental information:		
Interest paid	$ 453,542	$ 217,317
Income taxes	$ -	$ –

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 (unaudited)

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than changes in accounting policies in note 3(a). The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

(a) Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(b) Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(c) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(d) Financial Instruments

This section establishes standards for the recognition and measurement of financial instruments; which comprises financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, an embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) Transaction costs

Transaction costs relating to all financial instruments will be expensed as incurred.

(e) Hedges

Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 167,393,882	$ 157,933,059
Furniture and office equipment	314,050	311,279
	167,707,932	158,244,338
Accumulated depletion and depreciation	29,107,813	23,024,607
	$ 138,600,119	$ 135,219,731

During the quarter, the Company capitalized $278,605 (2006 - $163,452) of general and administrative expenses related to development activities. As at March 31, 2007, the depletion calculation excluded unproved properties of $13.6 million (2006 - $13.1 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Balance, beginning of period	$ 3,316,274	$ 997,315
Liabilities acquired	-	980,098
Liabilities recognized	195,986	56,395
Liabilities settled	(378)	-
Accretion expense	63,516	36,074
Balance, end of period	$ 3,575,398	$ 2,069,882

The total undiscounted amount of future cash flows required to settle the obligation at March 31, 2007 is $11,699,000 (2006 - $9,622,000).

6. BANK LOAN

At March 31, 2007, the Company had drawn $26.0 million (2006 - $20.0 million) on its revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

The borrowing base is subject to a semi-annual review by the bank. On May 1, 2007, pursuant to its semi-annual review, the Company's lender advised that the credit facility was being increased to $46.0 million.

7. SHARE CAPITAL

(a) **Authorized:**

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) **Issued**

	March 31, 2007		December 31, 2006	
Common shares:	**Number**	**Amount**	Number	Amount
Balance - beginning of period	**24,364,378**	**$ 108,493,800**	12,049,077	$ 48,797,413
Acquisition of Espoir	**-**	**-**	7,441,499	46,062,879
Issued for cash, net of costs	**-**	**-**	4,870,000	13,611,076
Issued on exercise of warrants	**-**	**-**	3,802	22,432
Balance - end of period	**24,364,378**	**$ 108,493,800**	24,364,378	$ 108,493,800
Warrants:	**Number**	**Amount**	Number	Amount
Balance - beginning of period	**892,272**	**$ 571,054**	896,074	$ 573,487
Exercised	**-**	**-**	(3,802)	(2,433)
Balance - end of period	**892,272**	**$ 571,054**	892,272	$ 571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) **Stock Options**

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	March 31, 2007		December 31, 2006	
Stock options:	**Number of Options**	**Weighted Average Exercise Price**	Number of Options	**Weighted Average Exercise Price**
Balance - beginning of period	**1,874,835**	**$ 5.34**	907,502	$ 4.86
Granted	**252,667**	**3.00**	1,057,333	5.80
Cancelled	**(247,000)**	**5.82**	(90,000)	5.98
Balance - end of period	**1,880,502**	**$ 4.96**	1,874,835	$ 5.34
Exercisable - end of period	**465,945**	**$ 5.29**	302,501	$ 4.86

The following table provides additional information on the stock options outstanding as at December 31, 2006:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.00	252,667	$ 3.00	5.0	-
3.01 - 4.00	100,000	3.90	4.3	-
4.01 - 5.00	794,169	4.74	3.2	264,723
5.01 - 6.00	583,666	5.97	3.9	174,555
6.01 - 6.30	150,000	6.22	3.9	26,667
3.00 - 6.30	1,880,502	$ 4.96	3.8	465,945

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	March 31 2007	March 31 2006
Risk free interest rate (%)	**3.99**	3.86
Expected life (years)	**5.0**	3.0
Expected volatility (%)	**54.9**	29.0

The fair value of options granted during the period was $1.54 per share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	100,664
Balance - March 31, 2007	**1,314,899**

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Basic	**24,364,378**	18,581,144
Warrants	**-**	260,579
Diluted	**24,364,378**	18,841,723

The calculation of diluted common shares excludes 1,880,502 (2006 – 1,637,835) stock options and 892,272 warrants at March 31, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At March 31, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at March 31, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	Cdn$/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.43
November 2007 - March 2008	Natural gas	Physical Swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

Subsequent to March 31, 2007, the Company entered into the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	Cdn$/GJ
May 2007 - October 2007	Natural gas	Physical Swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$9.04

CORPORATE INFORMATION

DIRECTORS

John Howard [1][2][3][4]
Independent Businessman

Malcolm Adams [2][3]
Vice President
ARC Financial Corporation

Scott Dawson [2][3][4]
President & Chief Executive Officer
Open Range Energy Corp.

Martin Hislop [3]
Independent Businessman

Nancy Penner [2][4]
Counsel
Parlee McLaws LLP

Steve Cloutier
President & Chief Executive Officer

OFFICERS

Steve Cloutier, LLB
President & Chief Executive Officer

Dan Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance,
Chief Financial Officer
& Corporate Secretary

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board

(2) Member of the Audit Committee

(3) Member of the Reserves Committee

(4) Member of Corporate Governance,
& Nominating & Compensation Committee

CORPORATE OFFICE

2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

www.rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

INDEPENDENT EVALUATORS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading Symbol: **RVE**

Exemption
82-34899

RECEIVED

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 4, 2007 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2007 and the December 31, 2006 audited financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties and operating expenses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward – looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary

	Three months ended March 31, 2007	Three months ended March 31, 2006
Production - boe per day	2,410	1,791
Revenues	$ 10,166,075	$ 7,954,079
Net loss	(673,944)	(80,297)
Net loss per share - basic and diluted	(0.03)	(0.00)
Funds from operations	5,082,421	3,856,439
Funds from operations - basic	0.21	0.21
Funds from operations - diluted	0.21	0.20
Operating netback - per boe	27.60	27.98
Capital expenditures	9,267,608	9,174,940
Bank loan	26,000,000	20,000,000
Working capital (deficiency)[1]	(2,465,633)	(5,575,759)

[1] Excludes current portion of future income taxes

The three months ended March 31, 2007 were highlighted by a successful shallow gas drilling program that saw Rockyview drill 29 (21.6 net) wells, 22 (16.9 net) of which were completed in the Horseshoe Canyon coals. The tie-in of these wells into Rockyview's compression facilities was deferred to the second quarter to accommodate spring break-up. The Company expects to add 450 boe per day of net production from these wells by the end of the second quarter.

The Company experienced lower drilling and completion costs on its shallow gas drilling program during the first quarter, from the same costs experienced in 2006. The Company expects this lower cost structure to continue into the third quarter of 2007 when the Company will commence the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the first quarter averaged $7.26 per mcf (2006 - $7.34 per mcf) and have continued to remain strong in the futures market for the balance of 2007 and beyond. Rockyview has taken this opportunity to hedge additional natural gas volumes at prices which support its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

Average daily production volumes	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Light and medium crude oil (bbl/d)	61	58	5%
NGLs (bbl/d)	57	63	-10%
Natural gas (mcf/d)	13,755	10,022	37%
Total (boe/d)	2,410	1,791	35%
Production split			
Crude oil and NGLs	5%	7%	
Natural gas	95%	93%	

Production for the first quarter increased 35% to 2,410 boe per day from 1,791 boe per day in the same period in 2006. The increase reflects production volumes added during 2006 and the first quarter of 2007 from the Company's 2006 drilling program. Production additions from Rockyview's first quarter 2007 drilling program are expected to be added by the end of the second quarter.

The Company's production in the first quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended March 31, 2007	Three months ended March 31, 2006	% Change
Natural gas			
NYMEX ($US/mmbtu)	7.18	7.86	-9%
AECO daily spot ($Cdn/mcf)	7.26	7.34	-1%
Crude oil			
WTI ($US/bbl)	58.09	63.34	-8%
Edmonton Par ($Cdn/bbl)	67.61	69.24	-2%
Exchange rate (US$/$Cdn)	0.8535	0.8662	-1%
Average Realized Prices			
Natural gas - ($/mcf)	7.62	7.90	-4%
Crude oil - ($/bbl)	56.47	60.46	-7%
NGLs - ($/bbl)	51.16	56.23	-9%

Natural gas prices continued the increasing trend shown in the fourth quarter of 2006. The increase was fuelled by colder than normal weather, resulting in above average natural gas withdrawals from storage. At March 31, 2007, natural gas storage levels were 7% lower than the previous year.

The average natural gas price realized during the three months ended March 31, 2007 was 4% lower than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of pro-

jected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the first quarter by approximately $0.02 per mcf.

For the three months ended March 31, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 58.09 per bbl (2006 - $US 63.34) and the $US/$Cdn exchange rate averaged averaged 1.1716 ($Cdn. 0.8535).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The following contracts were entered into subsequent to March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At March 31, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007. During the first quarter of 2007, the cost of electricity averaged $63.29/MWh, resulting in a derivative loss during the period of $41,142. The unrealized fair value on this contract at March 31, 2007 is $17,820 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Natural gas	**$ 9,426,210**	$ 7,121,137	32%
Crude oil	**307,625**	315,467	-2%
NGLs	**262,186**	319,361	-18%
Royalty and other income	**170,054**	198,114	-14%
Gross oil and gas revenue	**$ 10,166,075**	$ 7,954,079	28%
Per boe	**$ 46.87**	$ 49.34	-5%

Revenues of $10.17 million ($46.87 per boe) for the three months ended March 31, 2007 (the "quarter") were 28% higher than the comparable quarter of $7.95 million ($49.34 per boe) and reflect the combination of a 5% decrease in average price realizations offset by a 35% increase in production volumes. While natural gas production volumes increased 37% from the comparable quarter last year due to drilling successes, natural gas prices declined 4% over the same period. The natural gas prices realized in the first quarter however, were 13% higher than the average natural gas price realized during calendar 2006.

ROYALTIES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Crown royalties	$ 1,597,058	$ 1,490,391	7%
Freehold royalties	143,696	101,056	42%
Overriding royalties	237,427	274,268	-13%
Total royalties	$ 1,978,181	$ 1,865,715	6%
% of oil and gas revenue	19.5%	23.5%	
Per boe	$ 9.12	$ 11.57	-21%

During the quarter ended March 31, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable period included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Operating expense	$ 2,202,613	$ 1,578,843	40%
Per boe	$ 10.15	$ 9.79	4%

Operating expenses totalled $2,202,613 for the first quarter of 2007, or $10.15 per boe, a 4% increase from the first quarter of 2006, but 8% lower than the fourth quarter of 2006. Rockyview recently implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, resulted in the reduction in operating costs from the fourth quarter of 2006. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Revenues	$ 46.87	$ 49.34	-5%
Royalties	(9.12)	(11.57)	-21%
Operating expense	(10.15)	(9.79)	4%
Operating netback	$ 27.60	$ 27.98	-1%

The operating netback for the three months ended March 31, 2007 was $27.60, 1% lower than the comparable quarter. The lower netback primarily reflects the 4% decrease in natural gas prices from the first quarter of 2006.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Revenues	$ 7.72	$ 7.94	-3%
Royalties	(1.68)	(1.98)	-15%
Operating expense	(1.82)	(1.77)	3%
Operating netback	$ 4.22	$ 4.19	1%
Coalbed methane gas ($ per mcf)			
Revenues	$ 7.39	$ 7.42	0%
Royalties	(1.20)	(1.35)	-11%
Operating expense	(1.37)	(1.02)	34%
Operating netback	$ 4.82	$ 5.05	-5%
Light and medium crude oil ($/bbl)			
Revenues	$ 56.47	$ 60.46	-7%
Royalties	(4.78)	(4.89)	-2%
Operating expense	(22.60)	(8.97)	152%
Operating netback	$ 29.09	$ 46.60	-38%
Natural gas liquids ($/bbl)			
Revenues	$ 51.16	$ 56.22	-9%
Royalties	(14.20)	(18.44)	-23%
Operating expense	-	–	0%
Operating netback	$ 36.96	$ 37.78	-2%
Royalty income ($/boe)	$ 0.78	$ 1.23	-37%
Total ($/boe)	$ 27.60	$ 27.98	-1%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
General and administrative - gross	$ 1,167,267	$ 1,136,479	3%
Capital and operating recoveries	(406,791)	(323,655)	26%
Capitalized	(278,605)	(163,452)	70%
General and administrative - net	$ 481,871	$ 649,372	-26%
Per boe	$ 2.22	$ 4.03	-45%

Gross general and administrative expenses for the three months ended March 31, 2007 totalled $1,167,267, 3% higher than the comparable quarter, and reflects the hiring of additional staff and higher compensation costs. The Company capitalized $278,605 (2006 - $163,452) of general and administrative costs associated with its exploration and development program, including $35,862 (2006 -$Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized, reflects an increasing focus on new conventional exploration and development projects. Consistent with the prior year, the Company approves and pays performance bonuses during the second quarter. The amount of the bonuses has not yet been determined and as such, no provision has been made in the first quarter results.

INTEREST EXPENSE

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Interest expense	$ 444,271	$ 216,190	106%
Per boe	$ 2.05	$ 1.34	53%

The bank loan balance at March 31, 2007 was $26.00 million, versus $20.00 million at the end of the comparable quarter in 2006.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the income statement, over the vesting period of the options.

The total stock based compensation amount for the period ended March 31, 2007 totalled $100,664 (2006 - $212,480) and reflects the granting and cancellation of 252,667 and 247,000 options respectively. Of this amount, $35,862 (2006 - $NIL) was capitalized and $64,802 (2006 - $212,480) included in general and administrative expenses.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Depletion and depreciation	$ 6,083,206	$ 3,606,663	69%
Accretion	63,516	36,074	76%
Total	$ 6,146,722	$ 3,642,737	69%
Per boe	$ 28.34	$ 22.61	25%

Depletion, depreciation and accretion per boe increased 25% and 21%, respectively, for the three months ended March 31, 2007. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $6,083,206 ($28.05 per boe), compared to $22.37 per boe in the first quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $63,516 ($0.29 per boe), compared to $0.24 per boe in the comparable period.

INCOME TAXES

	Three months ended March 31, 2007	Three months ended March 31, 2006
Future (recovery)	$ (459,956)	$ 81,519
Total	$ (459,956)	$ 81,519

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended March 31, 2007 was $5,082,421 (2006 - $3,856,439), or $0.21 per share basic and diluted (2006 - $0.21 basic; $0.20 diluted). The funds flow for the quarter reflects marginally lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes.

Net loss for the first quarter was $673,944 ($0.03 basic and diluted) , versus a net loss of $80,297 ($0.00 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007	2006				2005	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 10,166,075	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873
Net income/(loss)							
Per share - basic and diluted	(0.03)	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations							
Per share - basic	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

	Three months ended March 31, 2007	
Drilling Activity	Gross	Net
Conventional gas	5.0	4.0
CBM	22.0	16.9
Dry and abandoned	2.0	0.7
Total	29.0	21.6

During the first quarter of 2007, the Company drilled 22 (16.9 net) Horseshoe Canyon CBM wells in central Alberta; 2 (1.5 net) conventional Ellerslie wells in central Alberta, 2 (2.0 net) wells at Thunder and 3 (1.2 net) wells in the Peace River Arch, of which 2 (0.7 net) wells were dry holes. In addition, pursuant to a farm-in agreement, Rockyview earned 4 sections of land by re-completing 2 wells in its core central Alberta Horseshoe Canyon area.

	Three months ended March 31, 2007	Three months ended March 31, 2006
Corporate acquisition	$ –	$ 67,279,786
Land and lease	368,128	563,866
Geological and geophysical	77,923	126,388
Drilling and completions	7,900,618	3,534,898
Equipment and facilities	639,562	4,769,983
Capitalized administrative	278,606	163,452
Office	2,771	16,353
Net capital expenditures	$ 9,267,608	$ 76,454,726

In the first quarter of 2007, the Company incurred total capital expenditures of $9.27 million (2006 - $76.4 million), focussed primarily on the development of its Horseshoe Canyon prospects.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three months ended March 31 was as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Sources:		
Funds from operations	$ 5,082,421	$ 3,856,439
Issue of common shares, net of costs	-	10,005
Change in cash and cash equivalents	(173,176)	6,005,917
	$ 4,909,245	$ 9,872,361
Uses:		
Additions to property, plant & equipment	$ 9,231,746	$ 9,174,940
Corporate acquisition	-	17,487,278
Change in non-cash working capital	(3,322,501)	3,210,143
	5,909,245	29,872,361
Increase in bank debt	$ 1,000,000	$ 20,000,000

On May 1, 2007, Rockyview's banker advised the Company that its bank line was being increased to $46.0 million as part of the semi-annual borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 4, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 1,980,502 stock options with an average exercise price of $4.88 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at March 31, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended March 31, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

The Company's capital budget for 2007 was originally set at $20.0 million, with plans to drill 57 (37 net) wells. This capital budget was set with a view to increasing the budget should circumstances, such as natural gas pricing, improve.

As a result of stronger natural gas prices, successful first quarter drilling results and new drilling prospects arising from first quarter initiatives, the Company has increased its 2007 capital expenditure budget to $25.0 million. This capital program will be financed from cash flow and available lines of credit where necessary. Rockyview is encouraged by the strength in natural gas prices and by the number of firm drilling locations that the Company plans to drill in both 2007 and 2008. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Exemption
82-34899

Rockyview Energy

Rockyview Energy increases 2007 capital budget

New Release

Calgary, Alberta, April 19, 2007 ("RVE" -- TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to announce that its board of directors has approved a $5 million increase to the Company's 2007 capital budget to bring total anticipated expenditures on drilling, completions, facilities, land and seismic to $25 million.

The original budget (news release dated December 13, 2006) contemplated $20 million in expenditures on an average 2007 natural gas reference price of C$6.50 per thousand cubic feet ("mcf"). Rockyview's production is leveraged approximately 95% to natural gas. Year-to-date, the price of natural gas at AECO has averaged C$7.40 per mcf, with the forward strip for the balance of the year trading at approximately C$7.92 per mcf. The Company also has approximately thirty-seven percent of its gas production hedged at a minimum price of $7.80 per mcf, with the opportunity to participate beyond that level through the use of collars.

"Given the commodity price environment and our hedges, we felt comfortable that stepping up our drilling program was the right move at this time", noted Rockyview President and Chief Executive Officer Steve Cloutier.

Mr. Cloutier also pointed to an improvement in the Company's capital costs as figuring into their deliberations, as well as new locations being added to their drilling inventory. "In addition to a well-managed drilling and completions program, we have been capitalizing on a reduction in some shallow gas service costs. Complementing this is recent success on a farm-in in our Central Alberta core area that sets up 10 incremental locations that efficiently fit within our current drilling plans".

Year to date, the Company has drilled 29 (20.5 net) wells, resulting in 18 (14.0 net) gas wells, 9 (5.5 net) wells cased for gas and awaiting completion and 2 (1 net) abandoned wells. The Company has also re-completed 5 (3 net) other shallow gas wells. All the successful wells are expected to be tied-in following spring break-up during the second quarter. The Company has a two to three-year drilling inventory comprised of low-risk shallow gas prospects and high impact plays and intends to allocate an increasing amount of human and financial resources to expanding its exploration initiatives.

Total expenditures on drilling, completions and re-completions for the first quarter are expected to be approximately $8.0 million. Management estimates that total tie-in costs will amount to approximately $3.0 million.

In addition, Rockyview has invested approximately $550,000 on land and seismic acquisitions. More than 2,000 net acres have been acquired since the beginning of the year, predominantly in the Peace River Arch, where Rockyview continues to build on a number of geological opportunities.

The increased $5 million in drilling activity will occur during the third and fourth quarters, with most of the budgeted capital allocated to exploration and development initiatives in the Company's Central Alberta and Peace River Arch core areas.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Exemption
82-34899

Rockyview Energy

Calgary, Alberta, May 9, 2007 – Rockyview Energy Inc. (TSX: RVE) Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three month period ended March 31, 2007.

PRESIDENT'S MESSAGE

HIGHLIGHTS

The highlight of the first quarter was the completion of a successful shallow gas drilling program in the Company's core areas. Rockyview drilled 29 (21.6 net) wells during the quarter, resulting in 22 (16.9 net) Horseshoe Canyon gas wells, 5 (4.0 net) cased or completed gas wells and 2 (0.7 net) wells dry and abandoned. The result of this drilling program was the addition of approximately 450 boe per day of tested production awaiting tie-in. The tie-ins were initially delayed in March due to an earlier than normal spring break-up, which has extended to the beginning of May. Pipelining and tie-ins on the successful wells commenced May 2, 2007, and should all be completed by the end of the second quarter, approximately 4 – 6 weeks behind schedule.

Capital expenditures during the first quarter amounted to $9.27 million, comprising $8.18 million on drilling and completions, $0.64 million on equipment and $0.45 million on land and seismic. Our focus during the quarter was to complete the first phase of our 2007 drilling program prior to spring break-up. Specifically, our activity in the first quarter was concentrated in our core areas as follows:

Central Alberta

- Drilled and completed 22 (16.9 net) Horseshoe Canyon CBM gas wells.
- Re-completed 8 (5.7 net) Horseshoe Canyon CBM gas wells.
- Drilled 2 (1.5 net) Ellerslie natural gas wells.

Western Alberta

- Drilled and completed 2 (2.0 net) Nordegg/Mannville gas wells.

Peace River Arch

- Drilled and completed one (0.5 net) Triassic gas well.
- Recompleted one (0.3 net) Gething gas well
- Drilled and abandoned 2 (0.7 net) wells.

With the tie–ins from the first quarter drilling scheduled for the second quarter of 2007, there were no new production volumes added during the first quarter.

With a successful first quarter drilling program, a stronger natural gas price environment and an active natural gas price hedging program, the Company has increased its 2007 capital budget to $25 million. Rockyview is very bullish on the long-term prospects for natural gas and is committed to drilling its identified locations and adding to its prospect inventory. During the first quarter, Rockyview entered into a multi-section farm-in agreement in its Central Alberta core area, pursuant to which it re-completed two wells in the Horseshoe Canyon coals to earn four sections of land. This has set up 10 incremental drilling

locations that efficiently fit within current drilling plans. Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $46 million. Under appropriate circumstances, equity may also be considered.

Rockyview has a two to three year drilling inventory comprised of low-risk shallow gas prospects and high impact exploration plays and intends to allocate an increasing amount of human and financial resources in expanding its exploration initiatives, with a commitment to increasing shareholder value through prudent management and by cost effectively growing reserves and production per share year over year.

Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended March 31 2007	Three months ended March 31 2006
FINANCIAL ($)		
Revenue before royalties	10,166,075	7,954,079
Net income (loss)	(673,944)	(80,297)
Per share - basic	(0.03)	(0.00)
Per share - diluted	(0.03)	(0.00)
Funds flow from operations	5,082,421	3,856,439
Per share - basic	0.21	0.21
Per share - diluted	0.21	0.20
Total assets	151,060,967	145,343,833
Working capital (deficiency) (1)	(2,465,633)	(5,575,759)
Bank loan	26,000,000	20,000,000
Capital asset acquisitions, net of dispositions	-	67,279,786
Capital expenditures	9,267,608	9,174,940
Market		
Shares outstanding		
End of period	24,364,378	19,492,478
Weighted average - basic	24,364,378	18,581,144
Weighted average - diluted	24,364,378	18,841,723
OPERATIONS		
Average daily production		
Natural gas (mcf/d)	13,755	10,022
Light and medium oil (bbl/d)	61	58
NGLs (bbl/d)	57	63
Total (boe/d)	2,410	1,791
Average wellhead prices		
Natural gas ($/mcf)	7.62	7.90
Light and medium oil ($/bbl)	56.47	60.46
NGLs ($/bbl)	51.16	56.23
Average ($/boe)	46.00	48.11
Operating netback ($/boe)	27.60	27.98

(1) Excludes current portion of future income taxes.

Management's Discussion and Analysis

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 4, 2007 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2007 and the December 31, 2006 audited financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties and operating expenses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Statements in this MD&A contain forward – looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary

		Three months ended March 31, 2007		Three months ended March 31, 2006
Production - boe per day		2,410		1,791
Revenues	$	10,166,075	$	7,954,079
Net loss		(673,944)		(80,297)
Net loss per share - basic and diluted		(0.03)		(0.00)
Funds from operations		5,082,421		3,856,439
Funds from operations - basic		0.21		0.21
Funds from operations - diluted		0.21		0.20
Operating netback - per boe		27.60		27.98
Capital expenditures		9,267,608		9,174,940
Bank loan		26,000,000		20,000,000
Working capital (deficiency)(i)		(2,465,633)		(5,575,759)

(i) Excludes current portion of future income taxes

The three months ended March 31, 2007 were highlighted by a successful shallow gas drilling program that saw Rockyview drill 29 (21.6 net) wells, 22 (16.9 net) of which were completed in the Horseshoe Canyon coals. The tie-in of these wells into Rockyview's compression facilities was deferred to the second quarter to accommodate spring break-up. The Company expects to add 450 boe per day of net production from these wells by the end of the second quarter.

The Company experienced lower drilling and completion costs on its shallow gas drilling program during the first quarter, from the same costs experienced in 2006. The Company expects this lower cost structure to continue into the third quarter of 2007 when the Company will commence the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the first quarter averaged $7.26 per mcf (2006 - $7.34 per mcf) and have continued to remain strong in the futures market for the balance of 2007 and beyond. Rockyview has taken this opportunity to hedge additional natural gas volumes at prices which support its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

Average daily production volumes	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Light and medium crude oil (bbl/d)	61	58	5%
NGLs (bbl/d)	57	63	-10%
Natural gas (mcf/d)	13,755	10,022	37%
Total (boe/d)	2,410	1,791	35%

Production split		
Crude oil and NGLs	5%	7%
Natural gas	95%	93%

Production for the first quarter increased 35% to 2,410 boe per day from 1,791 boe per day in the same period in 2006. The increase reflects production volumes added during 2006 and the first quarter of 2007 from the Company's 2006 drilling program. Production additions from Rockyview's first quarter 2007 drilling program are expected to be added by the end of the second quarter.

The Company's production in the first quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended March 31, 2007	Three months ended March 31, 2006	% Change
Natural gas			
NYMEX ($US/mmbtu)	7.18	7.86	-9%
AECO daily spot ($Cdn/mcf)	7.26	7.34	-1%
Crude oil			
WTI ($US/bbl)	58.09	63.34	-8%
Edmonton Par ($Cdn/bbl)	67.61	69.24	-2%
Exchange rate (US$/$Cdn)	0.8535	0.8662	-1%
Average Realized Prices			
Natural gas - ($/mcf)	7.62	7.90	-4%
Crude oil - ($/bbl)	56.47	60.46	-7%
NGLs - ($/bbl)	51.16	56.23	-9%

Natural gas prices continued the increasing trend shown in the fourth quarter of 2006. The increase was fuelled by colder than normal weather, resulting in above average natural gas withdrawals from storage. At March 31, 2007, natural gas storage levels were 7% lower than the previous year.

The average natural gas price realized during the three months ended March 31, 2007 was 4% lower than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the first quarter by approximately $0.02 per mcf.

For the three months ended March 31, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 58.09 per bbl (2006 - $US 63.34) and the $US/$Cdn exchange rate averaged averaged 1.1716 ($Cdn. 0.8535).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The following contracts were entered into subsequent to March 31, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price (Cdn$/GJ)
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At March 31, 2007, the Company had a 1.5MWcontract with a fixed price of $75.00/MWh for calendar 2007. During the first quarter of 2007, the cost of electricity averaged $63.29/MWh, resulting in a derivative loss during the period of $41,142. The unrealized fair value on this contract at March 31, 2007 is $17,820 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

		Three months ended March 31, 2007		Three months ended March 31, 2006	Change %
Natural gas	$	9,426,210	$	7,121,137	32%
Crude oil		307,625		315,467	-2%
NGLs		262,186		319,361	-18%
Royalty and other income		170,054		198,114	-14%
Gross oil and gas revenue	$	10,166,075	$	7,954,079	28%
Per boe	$	46.87	$	49.34	-5%

Revenues of $10.17 million ($46.87 per boe) for the three months ended March 31, 2007 (the "quarter") were 28% higher than the comparable quarter of $7.95 million ($49.34 per boe) and reflect the combination of a 5% decrease in average price realizations offset by a 35% increase in production volumes. While natural gas production volumes increased 37% from the comparable quarter last year due to drilling successes, natural gas prices declined 4% over the same period. The natural gas prices realized in the first quarter however, were 13% higher than the average natural gas price realized during calendar 2006.

ROYALTIES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Crown royalties	$ 1,597,058	$ 1,490,391	7%
Freehold royalties	143,696	101,056	42%
Overriding royalties	237,427	274,268	-13%
Total royalties	$ 1,978,181	$ 1,865,715	6%
% of oil and gas revenue	19.5%	23.5%	
Per boe	$ 9.12	$ 11.57	-21%

During the quarter ended March 31, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable period included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Operating expense	$ 2,202,613	$ 1,578,843	40%
Per boe	$ 10.15	$ 9.79	4%

Operating expenses totalled $2,202,613 for the first quarter of 2007, or $10.15 per boe, a 4% increase from the first quarter of 2006, but 8% lower than the fourth quarter of 2006. Rockyview recently implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, resulted in the reduction in operating costs from the fourth quarter of 2006. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2007	Three months ended March 31, 2006	% Change
Revenues	$ 46.87	$ 49.34	-5%
Royalties	(9.12)	(11.57)	-21%
Operating expense	(10.15)	(9.79)	4%
Operating netback	$ 27.60	$ 27.98	-1%

The operating netback for the three months ended March 31, 2007 was $27.60, 1% lower than the comparable quarter. The lower netback primarily reflects the 4% decrease in natural gas prices from the first quarter of 2006.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Revenues	$ 7.72	$ 7.94	-3%
Royalties	(1.68)	(1.98)	-15%
Operating expense	(1.82)	(1.77)	3%
Operating netback	$ 4.22	$ 4.19	1%
Coal bed methane gas ($ per mcf)			
Revenues	$ 7.39	$ 7.42	0%
Royalties	(1.20)	(1.35)	-11%
Operating expense	(1.37)	(1.02)	34%
Operating netback	$ 4.82	$ 5.05	-5%
Light and medium crude oil ($/bbl)			
Revenues	$ 56.47	$ 60.46	-7%
Royalties	(4.78)	(4.89)	-2%
Operating expense	(22.60)	(8.97)	152%
Operating netback	$ 29.09	$ 46.60	-38%
Natural gas liquids ($/bbl)			
Revenues	$ 51.16	$ 56.22	-9%
Royalties	(14.20)	(18.44)	-23%
Operating expense	-	-	0%
Operating netback	$ 36.96	$ 37.78	-2%
Royalty income ($/boe)	$ 0.78	$ 1.23	-37%
Total ($/boe)	$ 27.60	$ 27.98	-1%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
General and administrative - gross	$ 1,167,267	$ 1,136,479	3%
Capital and operating recoveries	(406,791)	(323,655)	26%
Capitalized	(278,605)	(163,452)	70%
General and administrative - net	$ 481,871	$ 649,372	-26%
Per boe	$ 2.22	$ 4.03	-45%

Gross general and administrative expenses for the three months ended March 31, 2007 totalled $1,167,267, 3% higher than the comparable quarter, and reflects the hiring of additional staff and higher compensation costs. The Company capitalized $278,605 (2006 - $163,452) of general and administrative costs associated with its exploration and development program, including $35,862 (2006 -$Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized, reflects an increasing focus on new conventional exploration and development projects. Consistent with the prior year, the Company approves and pays performance bonuses during the second quarter. The amount of the bonuses has not yet been determined and as such, no provision has been made in the first quarter results.

INTEREST EXPENSE

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Interest expense	$ 444,271	$ 216,190	106%
Per boe	$ 2.05	$ 1.34	53%

The bank loan balance at March 31, 2007 was $26.00 million, versus $20.00 million at the end of the comparable quarter in 2006.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the income statement, over the vesting period of the options.

The total stock based compensation amount for the period ended March 31, 2007 totalled $100,664 (2006 - $212,480) and reflects the granting and cancellation of 252,667 and 247,000 options respectively. Of this amount, $35,862 (2006 - $NIL) was capitalized and $64,802 (2006 - $212,480) included in general and administrative expenses.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31, 2007	Three months ended March 31, 2006	Change %
Depletion and depreciation	$ 6,083,206	$ 3,606,663	69%
Accretion	63,516	36,074	76%
Total	$ 6,146,722	$ 3,642,737	69%
Per boe	$ 28.34	$ 22.61	25%

Depletion, depreciation and accretion per boe increased 25% and 21%, respectively, for the three months ended March 31, 2007. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $6,083,206 ($28.05 per boe), compared to $22.37 per boe in the first quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $63,516 ($0.29 per boe), compared to $0.24 per boe in the comparable period.

INCOME TAXES

	Three months ended March 31, 2007	Three months ended March 31, 2006
Future (recovery)	$ (459,956)	$ 81,519
Total	$ (459,956)	$ 81,519

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended March 31, 2007 was $5,082,421 (2006 - $3,856,439), or $0.21 per share basic and diluted (2006 - $0.21 basic; $0.20 diluted). The funds flow for the quarter reflects marginally lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes.

Net loss for the first quarter was $673,944 ($0.03 basic and diluted) , versus a net loss of $80,297 ($0.00 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007	2006				2005	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 10,166,075	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873
Net income/(loss)							
Per share - basic and diluted	(0.03)	(0.70)	(0.06)	0.01	-	0.11	0.06
Funds flow from operations							
Per share - basic	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	-	-

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations steadily increased until the decline in natural gas prices in 2005.

CAPITAL EXPENDITURES

Drilling Activity	Three months ended March 31, 2007	
	Gross	Net
Conventional gas	5.0	4.0
CBM	22.0	16.9
Dry and abandoned	2.0	0.7
Total	29.0	21.6

During the first quarter of 2007, the Company drilled 22 (16.9 net) Horseshoe Canyon CBM wells in central Alberta, 2 (1.5 net) conventional Ellerslie wells in central Alberta, 2 (2.0 net) wells at Thunder and 3 (1.2 net) wells in the Peace River Arch, of which 2 (0.7 net) wells were dry holes. In addition, pursuant to a farm-in agreement, Rockyview earned 4 sections of land by re-completing 2 wells in its core central Alberta Horseshoe Canyon area.

	Three months ended March 31, 2007	Three months ended March 31, 2006
Corporate acquisition	$ -	$ 67,279,786
Land and lease	368,128	563,866
Geological and geophysical	77,923	126,388
Drilling and completions	7,900,618	3,534,898
Equipment and facilities	639,562	4,769,983
Capitalized administrative	278,606	163,452
Office	2,771	16,353
Net capital expenditures	$ 9,267,608	$ 76,454,726

In the first quarter of 2007, the Company incurred total capital expenditures of $9.27 million (2006 - $76.4 million), focused primarily on the development of its Horseshoe Canyon prospects.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three months ended March 31 was as follows:

		Three months ended March 31, 2007		Three months ended March 31, 2006
Sources:				
Funds from operations	$	5,082,421	$	3,856,439
Issue of common shares, net of costs		-		10,005
Change in cash and cash equivalents		(173,176)		6,005,917
	$	4,909,245	$	9,872,361
Uses:				
Additions to property, plant & equipment	$	9,231,746	$	9,174,940
Corporate acquisition		-		17,487,278
Change in non-cash working capital		(3,322,501)		3,210,143
		5,909,245		29,872,361
Increase in bank debt	$	1,000,000	$	20,000,000

On May 1, 2007, Rockyview's banker advised the Company that its bank line was being increased to $46.0 million as part of the semi-annual borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 4, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 1,980,502 stock options with an average exercise price of $4.88 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at March 31, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the

Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended March 31, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

The Company's capital budget for 2007 was originally set at $20.0 million, with plans to drill 57 (37 net) wells. This capital budget was set with a view to increasing the budget should circumstances, such as natural gas pricing, improve.

As a result of stronger natural gas prices, successful first quarter drilling results and new drilling prospects arising from first quarter initiatives, the Company has increased its 2007 capital expenditure budget to $25.0 million. This capital program will be financed from cash flow and available lines of credit where necessary. Rockyview is encouraged by the strength in natural gas prices and by the number of firm drilling locations that the Company plans to drill in both 2007 and 2008. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Consolidated Balance Sheet

(unaudited)

	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	1,097,407	924,231
Accounts receivable	9,891,462	9,161,648
Other current assets	1,454,159	1,539,265
Derivative asset	17,820	22,995
	12,460,848	11,648,139
Property, plant and equipment (note 4)	138,600,119	135,219,731
	$ 151,060,967	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,926,481	$ 10,959,272
Current portion of future income taxes	5,109,760	4,971,965
	20,036,241	15,931,237
Long-term debt (note 6)	26,000,000	25,000,000
Future income taxes	3,326,733	3,924,484
Asset retirement obligations (note 5)	3,575,398	3,316,274
	52,938,372	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,314,899	1,214,235
Retained earnings (deficit)	(12,257,158)	(11,583,214)
	98,122,595	98,695,875
	$ 151,060,967	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

Consolidated Statement of Operations and Comprehensive Loss and Deficit

(unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
REVENUE		
Petroleum and natural gas	$ 10,166,075	$ 7,954,079
Realized derivative gain (loss)	(41,142)	-
Unrealized derivative gain (loss)	(5,175)	-
Royalties expense	(1,978,181)	(1,865,715)
	8,141,577	6,088,364
EXPENSES		
Operating	2,202,613	1,578,843
General and administrative	481,871	649,372
Interest	444,271	216,190
Depletion, depreciation and accretion	6,146,722	3,642,737
	9,275,477	6,087,142
Net income (loss) before income taxes	(1,133,900)	1,222
Future income tax expense (recovery)	(459,956)	81,519
Net loss and comprehensive loss	(673,944)	(80,297)
Retained earnings (deficit), beginning of period	(11,583,214)	2,094,859
Retained earnings (deficit), end of period	$ (12,257,158)	$ 2,014,562
Net loss per share - basic and diluted (note 7)	$ (0.03)	$ (0.00)

see accompanying notes to financial statements

ROCKYVIEW ENERGY INC.
Consolidated Statement of Cash Flows
(unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Cash flows from operating activities		
Net loss	(673,944)	$ (80,297)
Items not affecting cash		
Depletion, depreciation and accretion	6,146,722	3,642,737
Stock based compensation expense	64,802	212,480
Future income taxes (recovery)	(459,956)	81,519
Unrealized derivative loss	5,175	-
Asset retirement expenditures	(378)	-
Funds flow from operations	5,082,421	3,856,439
Net change in non-cash working capital items	681,100	264,180
Net cash provided by operating activities	5,763,521	4,120,619
Cash flow from financing activities		
Issue of shares for cash upon exercise of warrants	-	10,005
Increase in bank loan	1,000,000	11,000,000
Net cash provided from financing activities	1,000,000	11,010,005
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	-	(8,487,278)
Additions to property, plant and equipment	(9,231,746)	(9,174,940)
Changes in non-cash working capital - investing items	2,641,401	(3,210,143)
Net cash used in investing activities	(6,590,345)	(20,872,361)
Change in cash during the period	173,176	(5,741,737)
Cash and cash equivalents - beginning of period	924,231	5,948,526
Cash and cash equivalents - end of period	$ 1,097,407	$ 206,789
Supplemental information:		
Interest paid	$ 453,542	$ 217,317
Income taxes	$ -	$ -

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 (unaudited)

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than the changes in accounting policies in note 3(a). The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

(a) Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(b) Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(c) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(d) Financial Instruments

This section establishes standards for the recognition and measurement of financial instruments; which comprises financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, an embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) **Transaction costs**
Transaction costs relating to all financial instruments will be expensed as incurred.

(e) **Hedges**
Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) **Cash flow hedge**
A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) **Fair value hedge**
A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 167,393,882	$ 157,933,059
Furniture and office equipment	314,050	311,279
	167,707,932	158,244,338
Accumulated depletion and depreciation	29,107,813	23,024,607
	$ 138,600,119	$ 135,219,731

During the quarter, the Company capitalized $278,605 (2006 - $163,452) of general and administrative expenses related to development activities. As at March 31, 2007, the depletion calculation excluded unproved properties of $13.6 million (2006 - $13.1 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Balance, beginning of period	$ 3,316,274	$ 997,315
Liabilities acquired	-	980,098
Liabilities incurred	195,986	56,395
Liabilities settled	(378)	-
Accretion expense	63,516	36,074
Balance, end of period	3,575,398	2,069,882

The total undiscounted amount of future cash flows required to settle the obligation at March 31, 2007 is $11,699,000 (2006 - $9,622,000).

6. BANK LOAN

At March 31, 2007, the Company had drawn $26.0 million (2006 - $20.0 million) on its revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

The borrowing base is subject to a semi-annual review by the bank. On May 1, 2007, pursuant to its semi-annual review, the Company's lender advised that the credit facility was being increased to $46.0 million.

7. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

	March 31, 2007		December 31, 2006	
Common shares:	Number	Amount	Number	Amount
Balance - beginning of period	24,364,378	108,493,800	12,049,077	48,797,413
Acquisition of Espoir	-	-	7,441,499	46,062,879
Issued for cash, net of costs	-	-	4,870,000	13,611,076
Issued on exercise of warrants	-	-	3,802	22,432
Balance - end of period	24,364,378	108,493,800	24,364,378	108,493,800

Warrants:	Number	Amount	Number	Amount
Balance - beginning of period	892,272	571,054	896,074	573,487
Exercised	-	-	(3,802)	(2,433)
Balance - end of period	892,272	571,054	892,272	571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	March 31, 2007		December 31, 2006	
Stock options:	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance - beginning of period	1,874,835	$ 5.34	907,502	$ 4.86
Granted	252,667	3.00	1,057,333	5.80
Cancelled	(247,000)	5.82	(90,000)	5.98
Balance - end of period	1,880,502	$ 4.96	1,874,835	$ 5.34
Exercisable - end of period	465,945	$ 5.29	302,501	$ 4.86

The following table provides additional information on the stock options outstanding as at December 31, 2006:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.00	252,667	$ 3.00	5.0	-
3.01 - 4.00	100,000	3.90	4.3	-
4.01 - 5.00	794,169	4.74	3.2	264,723
5.01 - 6.00	583,666	5.97	3.9	174,555
6.01 - 6.30	150,000	6.22	3.9	26,667
3.00 - 6.30	1,880,502	$ 4.96	3.8	465,945

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	March 31 2007	March 31 2006
Risk free interest rate (%)	3.99	3.86
Expected life (years)	5.0	3.0
Expected volatility (%)	54.9	29.0

The fair value of options granted during the period was $1.54 per share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	100,664
Balance - March 31, 2007	1,314,899

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Basic	24,364,378	18,581,144
Warrants	-	260,579
Diluted	24,364,378	18,841,723

The calculation of diluted common shares excludes 1,880,502 (2006 – 1,637,835) stock options and 892,272 warrants at March 31, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At March 31, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at March 31, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	Cdn$/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$ 7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$ 7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.43
November 2007 - March 2008	Natural gas	Physical Swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

Subsequent to March 31, 2007, the Company entered into the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	Cdn$/GJ
May 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$ 9.04

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com

END